NO ACT

PE
1-20-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINA





10011170

March 29, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-10

Re: Dominion Resources, Inc.
Incoming letter dated January 20, 2010

Dear Mr. Chevedden:

This is in response to your letter dated January 20, 2010 concerning the shareholder proposal you submitted to Dominion. We also have received a letter from Dominion dated January 25, 2010. On January 19, 2010, we issued our response expressing our informal view that Dominion could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion®

January 25, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Letter from John Chevedden dated January 20, 2010

Ladies and Gentlemen:

This letter is submitted on behalf of Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), in response to the letter from John Chevedden dated January 20, 2010. In this most recent letter, Mr. Chevedden cites various SEC no-action letters that are distinguishable and should not control the SEC's decision in Dominion's case. Instead, Dominion believes that *The Walt Disney Company* (November 16, 2009) and *Best Buy Co., Inc.* (April 17, 2009) letters, which deal with substantially the same proposal (adoption of simple majority vote requirements), the same basis for exclusion (Rule 14a-8(i)(9) of the Securities Exchange Act of 1934, as amended) and similar facts, should govern the SEC's decision.

Mr. Chevedden cites *Bank of America Corporation* (March 11, 2009) and *CoBiz Financial Inc.* (March 12, 2009), among other SEC no-action letters. In each of *Bank of America* and *CoBiz*, management intended to submit a proposal to the company's shareholders that would request approval of executive compensation reflected in the proxy materials for a pending annual meeting of shareholders. However, the shareholder's proposal requested that an advisory resolution be submitted to shareholders to ratify executive compensation reflected in the proxy materials *annually*. The proposals did not conflict directly because management's proposal involved a one-time vote and the shareholder proposal would require an annual vote. In Dominion's case, both Mr. Chevedden's proposal and the Board's proposal would change the voting requirements immediately and the vote requirements proposed by Dominion and Mr. Chevedden are completely inconsistent.

Mr. Chevedden also provides an excerpt of the SEC's decision in *Alaska Air Group, Inc.* (March 13, 2001). *Alaska Air Group* is distinguishable because the company's board had not acted at the time *Alaska Air* submitted its no-action request to the SEC. Alaska Air sought to reserve the right to exclude the proposal if its board decided subsequently to submit a conflicting proposal to its shareholders. Dominion's case differs because Dominion's Board had acted prior to Dominion submitting its no-action request.

Dominion believes that careful examination of the above precedents cited by Mr. Chevedden will support Dominion's conclusion that such precedents are distinguishable from Dominion's case. Moreover, the SEC has concluded in cases substantially similar to Dominion's that proposals similar to Mr. Chevedden's could be excluded on the basis of Rule 14a-8(i)(9).

In light of the foregoing, Dominion reaffirms its request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's proxy materials for its 2010 Annual Meeting. As previously stated, please do not hesitate to call me at (804) 819-2171 if you require any additional information or wish to discuss this submission further.

Sincerely,



Sharon L. Burr
Deputy General Counsel

cc: Carter Reid
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden's Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request, supplemented January 11, 2010.

The following is an i-9 precedent on the same topic as this proposal (emphasis added):

Alaska Air Group, Inc.
WSB No.: 0326200106
Public Availability Date: Tuesday, March 13, 2001

Counsel:
J. Sue Morgan
Perkins Coie
1201 3rd Ave., 40th Floor
Seattle, WA 98101
206-583-8888

Act	Section	Rule
1934	14(a)	14a-8

Abstract:
...A shareholder proposal, which relates to this company reinstating **simply majority voting**, may not be omitted from the company's proxy material under rule 14a-8(i)(1) or (2). The proposal also may not be excluded under rule 14a-8(i)(3). However, the staff states that portions of the proposal and supporting statement may be omitted as materially false and misleading under rule 14a-9 if the proponent does not provide the company, within seven calendar days after receipt of the staff's response, with a proposal and supporting statement revised in the manner indicated. **The proposal may not be omitted in reliance on rule 14a-8(i)(9) where the company has not met its burden of establishing that the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.** The staff states that the company may exclude a portion of the supporting statement under rule 14a-8(1).

It is not clear whether the company changes apply to each supermajority vote item according to the attached page from The Corporate Library. Plus the company admits that it will not adopt the "majority of the votes cast for and against the proposal" provision called for in the rule 14a-8 proposal in any instance whatsoever.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

The no action request here also conflicts with two rulings from March 2009 which rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

In the two TARP cases, both the management proposals dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt a lower threshold to govern the calling of such meeting in the future.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may favor and vote for a proposal to lower the 67% supermajority vote threshold to a majority of the outstanding shares entitled to vote and still favor a further lowering to "majority of the votes cast for and against the proposal." Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a majority of the outstanding shares entitled to vote and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

It is possible that the only conflict that could occur in this type situation would be if the management proposal called for *raising* the percentage voting threshold and the rule 14a-8 proposal called for *lowering* the percentage voting threshold.

Although the company cited no-action decisions such as Walt Disney in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

The company has not cited any text in Exchange Act Release No. 31326 that explicitly states that the tying provision applies to non-binding rule 14a-8 proposals with a single unifying principle. If a tying provision would apply to non-binding rule 14a-8 proposals with a single unifying principle, the company does not explain how this would be reconciled with a one-proposal limit per proponent for rule 14a-8 proposals whereas there is no limit for the number of company proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Sharon Burr <Sharon.L.Burr@dom.com>

TAKEOVER DEFENSES

Board Accountability	
Has Effective Classified (Staggered) Board?	No
Has Classified (Staggered) Board?	No
Multiple Classes of Voting Stock?	No
Multiple Class Stock Notes:	No known concerns
Director Removal Only for Cause?	Yes
Vote Required to Remove For Cause:	67%
Vote Required to Remove Without Cause:	
Can Shareholders Fill Board Vacancies?	Yes
Board Vacancy Notes:	If the vacancy results from the removal of a director, then the shareholders may fill the vacancy with an approval of 67% of shareholder votes.
Shareholder Voting and Action Rights	
Cumulative Voting?	No
Vote Required to Call Special Meeting:	0%
Is Special Meeting Rule More or Less Restrictive Than State Law?	Same
Vote Required to Act by Written Consent Percent:	100%
Is Written Consent Rule More or Less Restrictive Than State Law?	Same
Vote Required for Merger or Other Transaction:	67%
Merger Vote Notes:	A provision of Virginia law from which Dominion Resources has not opted outprovides that a corporation may not engage in an affiliated transaction (asdefined in the statute) with or involving an interested shareholder (asdefined in the statute) for a period of three years after the date on whichthe interested shareholder becomes an interested shareholder unless theaffiliated transaction was approved by (a) a majority of disinteresteddirectors (as defined in the statute) and (b) holders of two-thirds ofshares not including shares owned by the interested shareholder. After thethree-year period has elapsed, the corporation may engage in the affiliatedtransaction if the affiliated transaction (x) is approved by either (A)holders of two-thirds of shares not owned by the interested shareholder, or(B) a majority of disinterested directors, or (y) satisfies pricerequirements set forth in the statute.
Vote Required to Amend the Charter:	67%
Charter Amendment Notes:	Approval of 67% of shares is required to amend Article V (Directors and Officers) of the charter.
Vote Required to Amend the Bylaws:	51%
Bylaws Amendment Notes:	Approval of 67% of shares is required to amend Articles IV (Special Meetings) and IX (Directors) of the bylaws.
Poison Pill	
Has Poison Pill?	No
Poison Pill Notes:	n/a
Other Defenses	
Business Combination Provision?	Yes
Fair Price Provision?	Yes
Control Share Acquisition Provision?	No
Stakeholder Constituency Provision?	No
Advance Notice Requirement?	Yes

[D: Rule 14a-8 Proposal, November 20, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $14 million for our CEO Thomas Farrell. With our company's executive incentive plans a tiny increase over the target led to a large increase in bonuses. For example, the reward for performance that was 2% higher than the target led to a 57% bonus increase. Another executive incentive plan rewarded our executives for underperforming three-quarters of their peers. "Long-term" incentives were based on a brief two-year period.

Benjamin Lambert and Frank Royal had 15-year long-tenure as directors – independence concern. Plus Frank Royal chaired our combination committee of executive pay and nominations. George Davidson was inside-related – another independence concern and was one of four members of our audit committee. Three directors were beyond age 70 – succession-planning concern.

Our board was the only significant directorship for five of our directors. This could indicate a lack of current transferable director experience for half of our board. And these five directors were assigned to 6 of the 9 seats on our most important board committees.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]
